November 12, 2004

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Attention:	Karen J. Garnett, Assistant Director
Peggy Kim, Attorney-Advisor

Re:	Google Inc.
Registration Statement on Form S-1
Initially filed August 4, 2004
File No. 333-117934

Ladies and Gentlemen:

On behalf of Google Inc. (“Google”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 8, 2004, relating to Google’s Registration Statement on Form S-1 (File No. 333-117934) (the “Registration Statement”) initially filed with the Commission on August 4, 2004.

On behalf of Google, we are concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 3 (compared against Amendment No. 2 to the Registration Statement filed on October 26, 2004). Amendment No. 3 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Google’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 3.

Form S-1

Risk Factors

Shares issued and options granted under our stock plans exceeded limitations in federal and state securities laws..., page 27

1.	Please revise, here and on pages 31 and 82, to update the status of the Enforcement inquiry and the request by the State of California for additional information.

We respectfully advise the Staff that the Commission’s informal investigation is an ongoing matter and that no developments have occurred to date that would render our current disclosure inaccurate and require additional disclosure in the Registration Statement. With respect to inquiries we have received to date from various states, including California, we advise the Staff that we have responded to the requests of these states for additional information relating to Google’s compliance with applicable state securities laws, and that the State of Georgia has recently initiated a formal hearing process regarding this matter. We have revised the Registration Statement to update the status of these inquiries and to disclose the Georgia hearing. The revised disclosure appears on pages 28 and 31 of Amendment No. 3.

Securities and Exchange Commission

Re: Google Inc.

November 12, 2004

Rescission Offer

Effect of Rescission Offer, page 34

2.	We note that you have deleted the discussion of contingent liability for the following states: Colorado, Connecticut, Georgia, Illinois, Michigan, Nevada, New Hampshire, New Jersey, North Carolina, Pennsylvania, Texas, Virginia, and Washington. Please revise your discussion on page 35 to clarify that with respect to those states, you believe you have an exemption under state law, as disclosed on pages 4-6.

In response to the Staff’s comment, we have revised the Registration Statement to state our belief that the options and shares issued by Google in these states were issued pursuant to an exemption from registration or qualification under applicable state securities laws. The revised disclosure appears on page 35 of Amendment No. 3.

Principal Stockholders, page 99

3.	Please revise to update your beneficial ownership table. For example, we note that according to the Schedules 13G filed on September 10, 2004 and October 5, 2004, FMR Corp. and Legg Mason Funds Management are major shareholders but are not included in the security ownership table. In addition, please identify the natural persons who control investment and voting power over the shares of each of FMR and Legg Mason Funds Management.

In response to the Staff’s comment, we advise that at October 31, 2004, there were outstanding 57,857,182 shares of Google’s Class A common stock and 215,558,768 shares of Google’s Class B common stock. FMR Corp. and Legg Mason Funds Management are the only persons not previously named in the Registration Statement who we know beneficially owned more than five percent of a class of Google’s common stock at October 31, 2004.

We have revised the beneficial ownership table in the Registration Statement to include FMR Corp. and Legg Mason Funds Management. The revised disclosure appears on pages 99 and 100 of Amendment No. 3.

Exhibits 5.1 and 8.1

4.	We note that both opinions make reference to a different file number. Please revise.

In response to the Staff’s comment, we have revised Exhibit 5.1 and Exhibit 8.1 as requested.

* * * * *

Securities and Exchange Commission

Re: Google Inc.

November 12, 2004

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (650) 320-4652 or David Segre (650) 320-4554. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of David Segre and Christian Montegut (650) 493-6811. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ DONALD S. HARRISON
Donald S. Harrison, Esq.

Cc:	David C. Drummond, Esq.
Anna Itoi, Esq.
David J. Segre, Esq.
Christian E. Montegut, Esq.